Dated May 8, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-177917

Relating to Preliminary Prospectus Dated May 7, 2013

BIOAMBER INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated May 7, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 17 to the Registration Statement on Form S-1 (File No. 333-177917) of BioAmber Inc., as filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of shares of its common stock, par value $0.01 per share, and warrants to purchase common stock (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the Revised Preliminary Prospectus.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534287/000119312513204668/0001193125-13-204668-index.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.

Cover Page

The cover page of the preliminary prospectus in the Registration Statement has been replaced in its entirety with the following:

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED May 7, 2013.

8,000,000 Shares

Common Stock

This is the initial public offering of our common stock. We are selling 8,000,000 shares of common stock and warrants to purchase up to 4,000,000 shares of our common stock (and the shares of common stock issuable from time to time upon exercise of these warrants). Each share of common stock is being sold in combination with a warrant to purchase half of one share of common stock at an exercise price of $11.00 per whole share of common stock. No warrant will be issued in the offering, including in connection with the over-allotment option described below, without an accompanying share of common stock. The shares of common stock and warrants will be issued separately.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock and warrants is expected to be between $10.00 and $12.00 per combination. Our common stock has been approved for listing on the New York Stock Exchange, where it will trade in U.S. dollars under the symbol “BIOA.” We also intend to list our common stock on the Professional Segment of NYSE Euronext in Paris under the symbol “BIOA.” There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

The underwriters have an option to purchase a maximum of 1,200,000 additional shares of common stock and additional warrants to purchase up to 600,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

BioAmber Inc. is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our securities involves risks. See “Risk Factors” on page 12.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to BioAmber
Per Combination	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Delivery of the shares of common stock and warrants will be made on or about                 , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Société Générale

Corporate and Investment Banking

Barclays

Pacific Crest Securities

Prospectus dated                     , 2013.

Revised Proposed Terms of the Initial Public Offering

The following is a summary of the revised proposed terms of the offering set forth in the Revised Preliminary Prospectus:

The Offering

Common stock offered by us	8,000,000 shares. Each share of common stock is being sold in combination with a warrant to purchase half of one share of common stock at an exercise price of $11.00 per whole share of common stock.

Warrants offered by us	Each share of common stock is being sold together with a warrant to purchase half of one share of common stock. As a result, we are offering warrants to purchase up to 4,000,000 shares of common stock, which will be exercisable during the period commencing on the date of original issuance and ending on September 30, 2016 at an exercise price of $11.00 per whole share of common stock. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants. There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

Common stock to be outstanding after this offering	18,412,815 shares.

Option to purchase additional shares and warrants	The underwriters have an option to purchase a maximum of 1,200,000 additional shares of common stock and additional warrants to purchase up to 600,000 shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering, together with existing cash resources and borrowings under our proposed credit facility with Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, to construct the initial phase of our planned facility in Sarnia, Ontario and for working capital and other general corporate purposes, including certain interest and principal payments as they come due under the proposed credit facility with HTGC. See the section entitled “Use of Proceeds.”

Listing	Our common stock has been approved for listing on the New York Stock Exchange, where it will trade in U.S. dollars under the symbol “BIOA.” We also intend to list our common stock on the Professional Segment of NYSE Euronext in Paris under the symbol “BIOA.” See the section entitled “Description of Securities—Listing” for additional information about the listing of our common stock. We do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

Risk factors	You should read carefully the section entitled “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock and warrants.

The number of shares of our common stock to be outstanding after this offering is based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and excludes:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;

•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

3,682,563 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation—2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants to be sold in this offering.

Except as otherwise indicated, all information in this prospectus is as of December 31, 2012 and reflects or assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur in connection with the consummation of the offering;

•	a 35-for-1 forward stock split of our outstanding common stock which became effective on May 2, 2013; and

•

no exercise by the underwriters of their option to purchase up to an additional 1,200,000 shares of our common stock and additional warrants to purchase up to 600,000 shares of common stock from us in this offering.

Risk Factor

The following risk factors set forth the Registration Statement under the caption “Risk Factors” have been replaced in their entirety with the following:

The funding, construction and operation of our future facilities involve significant risks.

We have limited experience constructing a manufacturing facility of the type and size required to produce commercial quantities of chemicals, and doing so is a complex and lengthy undertaking that requires sophisticated, multi-disciplinary planning and precise execution. The funding, construction and operation of manufacturing facilities are subject to a number of risks, any of which could prevent us from executing on our expansion strategy. In particular, the construction costs associated with future facilities may materially exceed budgeted amounts, which could adversely affect our results of operations and financial condition. We estimate the initial phase of the Sarnia, Ontario plant will cost approximately $125.0 million, and will be mechanically completed in 2014. However, we may suffer construction delays or cost overruns, which may be significant, as a result of a variety of factors, such as labor and material shortages, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could delay or prevent the completion of our planned facilities. As a result, we may not be able to expand our production capacity and product portfolio as quickly as we planned. While our goal is to negotiate contracts with engineering, procurement and construction firms that minimize risk, any delays or cost overruns we encounter may result in the renegotiation of our construction contracts, which could increase our costs.

Assuming we close our proposed credit facility with Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, in the event that the initial phase of our planned facility in Sarnia, Ontario is not mechanically complete on or before December 31, 2014, we expect that we would be in default under our proposed credit agreement with HTGC, which may require repayment of the borrowed amounts and have a material and adverse impact our ability to fund our manufacturing strategy.

In addition, the construction of our facilities may be subject to the receipt of approvals and permits from various regulatory agencies. Such agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a production facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. If construction costs, or the costs of operating and maintaining our manufacturing facilities, are higher than we anticipate, we may be unable to achieve our expected investment return, which could adversely affect our business and results of operations.

We may also encounter new design and engineering or operational challenges as we seek to expand the range of organisms and feedstocks we use. Any design and engineering or operational issues at our future facilities may result in diminished production capacity, increased costs of operations or periods in which our facilities are non-operational, all of which could harm our business, financial condition and results of operations. We intend to obtain and maintain insurance to protect against some of the risks relating to the construction of new projects. However, such insurance may not be available or adequate to cover lost revenues or increased costs if we experience construction problems, cost overruns or delays. If we are unable to address these risks in a satisfactory and timely manner, we may not be able to implement our expansion strategy as planned or at all. In addition, in the event that our products are defective or have manufacturing failures, we may have to write off and incur other charges and expenses for products that fail to meet internal or external specifications. We also may have to write off work-in-process materials and incur other charges and expenses associated with contamination and impurities should they occur.

We may not obtain the additional financing we need in order to grow our business, develop or enhance our products or respond to competitive pressures.

We will need to raise additional funds in the future in order to grow our business. Any required additional financing may not be available on terms acceptable to us, or at all. Our ability to secure financing and the cost of raising such capital are dependent on numerous factors, including general economic and capital markets conditions, credit availability from lenders, investor confidence and the existence of regulatory and tax incentives that are conducive to raising capital. Current turmoil and uncertainty in the financial markets has caused banks and financial institutions to decrease the amount of capital available for lending and has significantly increased the risk premium of such borrowings. In addition, such turmoil and uncertainty has significantly limited the ability of companies to raise funds through the sale of equity or debt securities. If we are unable to raise additional funds, obtain capital on acceptable terms, secure government grants or co-sponsorships for some of our projects or take advantage of federal and state incentive programs to secure favorable financing, we may have to delay, modify or abandon some or all of our expansion strategies.

The amount of any indebtedness that we may raise in the future may be substantial, and we may be required to secure such indebtedness with our assets and may have substantial interest expenses. If we default on any future secured indebtedness, our lenders may foreclose on the facilities securing such indebtedness. The incurrence of indebtedness could require us to meet financial and operating covenants, which could place limits on our operations and ability to raise additional capital, decrease our liquidity and increase the amount of cash flow required to service our debt. If we experience construction problems, cost overruns or delays that adversely affect our ability to generate revenues, we may not be able to fund principal or interest payments under any debt that we may incur.

We intend to enter into a proposed credit facility with Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, subsequent to the closing of this offering, pursuant to which HTGC is expected to make available to us term loans in an aggregate principal amount of up to $25.0 million. The terms and conditions of this proposed credit facility are described in detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our existing cash, cash equivalents and any borrowing capacity under the proposed credit facility, will be sufficient to enable us to maintain our currently planned operations, including the funding of the construction of our planned facility in Sarnia, Ontario. Other than the proposed credit facility, we have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be required to halt construction or delay capital expenditures on our planned facility in Sarnia, Ontario, and reduce or delay operating expenses as deemed appropriate in order to conserve cash.

Any effort to sell debt or equity securities may not be successful or may not raise sufficient funds to finance additional facilities. The issuance of additional equity securities could result in dilution to our existing stockholders, including investors in this offering, and the newly-issued securities may have rights senior to those of the holders of our common stock. If additional financing is not available when required or is not available on acceptable terms, we may need to delay, modify or abandon our expansion strategy and we may be unable to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our offerings, revenue, results of operations and financial condition.

The following risk factors have been added to the Registration Statement under the caption “Risk Factors”:

There is no public market for the warrants to purchase common stock being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.

Holders of our warrants will have no rights as common stockholders until such holders exercise their warrants and acquire our common stock.

Until holders of warrants acquire shares of our common stock upon exercise of the warrants, holders of warrants will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the warrants, the holders thereof will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

The warrants included in this offering may not have any value.

The warrants will expire on May     , 2016 unless we in our sole discretion extend the expiration date. In the event our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

Use of Proceeds

The information in the Registration Statement under the caption “Use of Proceeds” has been replaced in its entirety with the following:

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of our common stock and warrants in this offering will be approximately $79,340,000, or $91,616,000 if the underwriters fully exercise their option to purchase additional shares, based upon an assumed initial public offering price of $11.00 per combination, which represents the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per combination would increase (decrease) the net proceeds to us from this offering by $7.4 million, assuming the number of shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per combination, would increase (decrease) our net proceeds from this offering by $10.2 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use a portion of the net proceeds of this offering together with existing cash resources, equity from our partner Mitsui, low-interest loans, government grants and borrowings under our proposed credit facility with HTGC for working capital and other general corporate purposes, including:

•	approximately $80.4 million to complete the construction of the initial phase of our planned facility in Sarnia, Ontario with an expected capacity of 30,000 metric tons; and

•

the balance for working capital and other general corporate purposes, which will also include expenses and costs associated with being a public company as well as certain interest and principal payments as they come due under our government loans and our proposed credit facility with HTGC.

The terms and conditions of our proposed credit facility with HTGC are described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The closing of this proposed credit facility is subject to the satisfactory completion of due diligence by HTGC and formal approval by HTGC’s commitment committee.

Based on our estimated capital requirements, we expect that the initial phase of our planned facility in Sarnia, as well as our working capital requirements through the mechanical completion of that facility, will be fully funded with a portion of the net proceeds of this offering, together with various governmental grants and loans that we anticipate receiving as well as loans from other sources, equity from our partner Mitsui and cash on hand. We may require additional financing to fund the planned expansion of the Sarnia facility and to fund the construction of additional facilities.

In addition, the amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in the section entitled “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. We cannot guarantee the specific amount of the net proceeds that will be used to construct our planned facilities or be used for other general corporate purposes. Pending specific application of our net proceeds, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

Capitalization

The information in the Registration Statement under the caption “Capitalization” has been replaced in its entirety with the following:

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2012:

•	on an actual basis;

•

on an adjusted basis to give effect to (i) the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement; (ii) our sale in this offering of 8,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share, which represents the mid-point of the estimated price range set forth on the cover page of the prospectus; and (iii) the issuance of warrants to acquire 4,000,000 shares of our common stock at an assumed exercise price of $11.00 per combination, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•

on a pro forma as adjusted basis to give effect to (i) the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement; (ii) our sale in this offering of 8,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share, which represents the mid-point of the estimated price range set forth on the cover page of the prospectus; (iii) the issuance of warrants to acquire 4,000,000 shares of our common stock at an assumed exercise price of $11.00 per combination, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the receipt of up to $25.0 million less financing fees of approximately $0.70 million from Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, subsequent to the closing of this offering. The proposed terms of this credit facility, including the conditions that must be met prior to the closing of the credit facility, are set forth in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Liquidity and Capital Resources.”

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the closing of the offering made hereby and other terms of the offering determined at pricing.

	As of December 31, 2012
	Actual	Adjusted(1)	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash(2)	$25,072	$104,272	$128,572

Long-term debt, including current portion(3)	2,600	2,600	27,600
Warrants (financial liability)(4)	—	14,061	14,061
Stockholders’ equity:
Common stock: $0.01 par value per share; 17,500,000 authorized and 10,349,815 issued and outstanding, actual; 250,000,000 authorized and 18,412,815 issued and outstanding, as adjusted	104	184	184
Preferred stock: $0.01 par value per share; zero shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, zero shares issued or outstanding, as adjusted	—	—	—
Additional paid-in capital	113,781	179,712	179,712
Warrants (equity)	3,075	3,075	3,075
Accumulated deficit	(81,826)	(82,698)	(82,698)
Accumulated other comprehensive income (loss)	(95)	(95)	(95)
Non-controlling interest	2,759	2,759	2,759

Total stockholders’ equity(5)	37,798	102,937	102,937

Total capitalization	$40,398	$119,598	$144,598

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per combination would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $7.4 million, $6.2 million and $7.4 million, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, an increase or decrease of 1.0 million shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per combination, would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $10.2 million, $8.5 million and $10.2 million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	As of February 28, 2013, our cash was approximately $19.6 million. The decrease was primarily due to operating expenses and was partially offset by receipt of approximately $0.2 million in additional governmental loans in the period between December 31, 2012 and February 28, 2013.
(3)	We expect our long-term debt to increase as we draw down on governmental loans related to our planned facility in Sarnia. As of February 28, 2013, long-term debt, including current portion was approximately $2.7 million. The increase was primarily due to receipt of additional governmental loans. See “Business—Manufacturing Operations—Governmental Grants and Loans Related to Sarnia Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(4)	The fair value of the warrants has been classified as a financial liability as a result of their characteristics, in accordance with FASB ASC 815. See the section entitled “Description of Securities—Warrants Being Issued in this Offering” for additional information about the warrants. The value of the warrants being issued in this offering were determined using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.34%
Expected life	3 years
Volatility	47.01%
Expected dividend yield	0%
Forfeiture rate	0%

(5)	As of February 28, 2013, total stockholders’ equity was approximately $33.2 million. The decrease from December 31, 2012 is primarily related to a net operating loss of approximately $5.2 million during the period from January 1, 2013 through February 28, 2013.

The number of shares of our common stock to be outstanding after this offering is based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and excludes:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;

•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

3,682,563 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation—2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants to be sold in this offering.

Dilution

The information in the Registration Statement under the caption “Dilution” has been replaced in its entirety with the following:

DILUTION

If you invest in our common stock and warrants, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and exercise price per warrant in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our historical net tangible book value as of December 31, 2012, was approximately $24.1 million, or $2.33 per share, based on 10,349,815 shares of common stock outstanding as of December 31, 2012. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of issued and outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2012 was approximately $24.0 million, or approximately $2.30 per share, based on 10,412,815 shares of common stock issued and outstanding after giving effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement (see note 23 to our consolidated financial statements).

After giving effect to our sale of 8,000,000 shares of common stock and warrants to purchase 4,000,000 shares of our common stock in this offering based on an assumed initial public offering price of $11.00 per combination, which represents the mid-point of the estimated price range set forth on the cover of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2012 would have been $4.84 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.54 to existing stockholders and immediate dilution in pro forma net tangible book value of $6.16 per share to new investors purchasing our common stock and warrants in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price paid by a new investor. The following table illustrates the per share dilution without giving effect to the option granted to the underwriters:

Assumed initial public offering price per combination(1)		$11.00
Pro forma net tangible book value per share as of December 31, 2012	$2.30
Increase per share attributable to new investors	2.54

Pro forma net tangible book value per share after this offering		4.84

Dilution per share to new investors		$6.16

(1)	The mid-point of the estimated price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per combination (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.34 per share and the dilution in pro forma per share to investors participating in this offering by approximately $0.66 per share, assuming that the number of shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares and warrants offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.19 per share and the dilution in pro forma per share to investors participating in this offering by approximately $0.19 per share, assuming the assumed initial public offering price of $11.00 per combination (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional shares of our common stock and warrants in this offering, the pro forma as adjusted net tangible book value will increase to $99.4 million representing an immediate increase to existing stockholders of $0.23 per share and an immediate dilution of $0.23 per share to new investors participating in this offering.

The following table summarizes as of December 31, 2012, the number of shares of our common stock purchased or to be purchased from us, the total cash consideration paid or to be paid to us and the average price per share paid or to be paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $11.00 per combination, which represents the mid-point of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price per Share
(In thousands except share and average price per share numbers)	Number	Percent	Amount	Percent
Existing stockholders	10,412,815	57%	$100,162	58%	$9.62
New investors	8,000,000	43%	73,939	42%	9.24

Total	18,412,815	100%	$174,101	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per combination (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $8 million, $8 million and $0.84 per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by approximately $11 million, $11 million and $1.16 per share, respectively, assuming the assumed initial public offering price of $11.00 per combination (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional 1,200,000 shares of our common stock in this offering, the percentage of shares of our common stock held by existing stockholders will be reduced to 53% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 9,200,000, or 47% of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and exclude:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;
•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

3,682,563 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation —2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants to be sold in this offering.

To the extent that outstanding stock options, warrants or other equity awards are exercised or become vested or any additional options, warrants or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Proposed Credit Facility

The information in the Registration Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” has been replaced in its entirety with the following:

Liquidity and Capital Resources

From inception through December 31, 2012, we have funded our operations primarily through an aggregate of $81.2 million from issuance of common stock, exercised warrants and options and $7.8 million from issuance of convertible notes. In addition, we received a loan with a face value of $494,000 and a $2.0 million advance on a grant in December 2011 and during the fourth quarter of 2012 we received a loan with a face value of $3.7 million and an additional advance on the grants of $3.0 million. As of December 31, 2012, our cash totaled $25.1 million.

We intend to enter into a proposed credit facility subsequent to the closing of this offering with HTGC pursuant to which HTGC is expected to make available to us term loans in an aggregate principal amount of up to $25.0 million. The proposed $25.0 million credit facility provides for a mandatory initial advance at closing of the credit facility of $5.0 million, with interest-only payments for six months. Interest-only payments will continue for 12 months upon meeting certain conditions. The proposed credit facility is expected to bear a floating rate per annum interest based on the prime rate plus 6.75% and contains an upfront facility fee of 2.5% and an end of term (based on commitment) charge of 11.5%. We will be required to draw down additional term loan advances of at least $15.0 million on or before December 31, 2013 subject to the initial phase of our planned facility in Sarnia being fully funded in HTGC’s sole discretion.

We will be required to repay the aggregate principal balance of the loan that is outstanding 36 months after the closing of the credit facility in monthly installments starting 30 months after the closing of the credit facility or 24 months after the closing of the credit facility if the interest-only period is extended. The entire term loan principal balance and all accrued but unpaid interest will be due and payable 36 months after the closing of the credit facility. At our option, we may prepay all or any part of the outstanding advances subject to a prepayment charge.

In connection with entry into the proposed credit facility, we expect to grant HTGC a security interest in all of our assets now owned or hereafter acquired, including intellectual property, excluding licenses from third parties, subject in each case to the consent of Mitsui and the Ontario Minister of Economic Development and Trade, or MEDT. In addition, we expect that we will be required to maintain at least $10.0 million in unrestricted cash and limit our capital expenditures to the initial phase of our planned facility in Sarnia until we raise additional capital to fully fund the second phase of our planned facility in Sarnia. Under the terms of the proposed credit facility, the initial phase of our planned facility in Sarnia will be required to be mechanically complete on or before December 31, 2014.

Closing of the proposed credit facility is subject to satisfactory completion of due diligence by HTGC and formal approval by HTGC’s investment committee.

The expected cash needs for the construction of our planned facility in Sarnia, Ontario are $125.0 million, of which $45.5 million is expected to be funded by us through a portion of the net proceeds of this offering, available cash, low-interest loans, governmental grants and our proposed credit facility with HTGC. The remainder will be funded from equity from our joint venture partner. See “Business—Manufacturing Operations.” We plan to begin commissioning and start-up of this facility in 2014. In addition, we will require funds of $26.0 million over the next 15 months to fund our research and development programs and for general corporate purposes.

Based on our historical data and current level of operations, we believe that by raising additional capital we will be able to meet our liquidity needs for the next twelve months. There is, however, significant risk and uncertainty associated with this plan as it is dependent on a number of factors outside of our control. If we are unable to raise additional capital within the next twelve months, we will need to reduce or delay expenditures, including those needed for construction of our planned facility in Sarnia, Ontario. The attainment of successful future operations depends to a great extent on the capital raised in this offering, development of our current research activities and technologies, successful launch of our products, attracting key customers and retaining qualified personnel members.

There are certain covenants in our debt and grant agreements, which are discussed in the notes to our consolidated financial statements. We are in compliance with all of covenants provided in each of these agreements. None of these covenants have any financial ratio or debt ratio requirements. We expect to continue to be in compliance with these covenants in the future.

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	12 Months ended June 30, 2010	6 Months ended December 31, 2010	12 Months ended December 31, 2011	12 Months ended December 31, 2012
	(in thousands)
Net cash (used in) operating activities	$(5,175)	$(5,836)	$(20,053)	$(32,276)
Net cash (used in)/provided by investing activities	(23)	1,003	(61)	(7,630)
Net cash provided by financing activities	7,521	1,986	66,808	16,672

Principal Stockholders

The information in the Registration Statement under the caption “Principal Stockholders” has been replaced in its entirety with the following:

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2013 by:

•	each person (including any group as defined in Section 13(d)(3) of the Exchange Act) we know to be the beneficial owner of more than five percent of our outstanding shares of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person or entity is deemed to be a beneficial owner of our common stock if that person or entity has a right to acquire ownership on or within 60 days of March 31, 2013 upon the exercise of vested options or warrants or the conversion of our convertible preferred stock. A person or group is also deemed to be a beneficial holder of our common stock if that person or group has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder or group of stockholders identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder or group of stockholders.

Percentage of beneficial ownership prior to the offering in the table below is based on 10,412,815 shares of common stock deemed to be outstanding as of March 31, 2013 and the percentage of beneficial ownership after this offering is based on 18,412,815 shares of common stock outstanding, which includes the 8,000,000 shares of our common stock being sold in this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. The table also does not reflect any future issuances of shares of our common stock pursuant to the exercise of any warrants being sold in this offering. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2013, are considered outstanding and beneficially owned by the person or group holding the options, or warrants for the purpose of computing the percentage ownership of that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless indicated below, the address of each individual listed below is c/o BioAmber Inc., 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.

	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to this Offering	After this Offering
Stockholders owning approximately 5% or more
Naxamber S.A.(1)	3,370,815	32.4%	18.3%
FCPR Sofinnova Capital VI(2)	3,201,205	29.9%	17.1%
Mitsui Entities(3)	1,309,315	12.6%	7.1%
Siclanova S.A.S.(4)	734,650	7.1%	4.0%

Executive Officers
Jean-François Huc(5)	522,410	4.8%	2.8%
James Millis(6)	157,850	1.5%	0.8%
Andrew P. Ashworth(7)	14,000	0.1%	0.1%
Michael A. Hartmann(8)	230,300	2.2%	1.2%
Babette Pettersen(9)	70,000	0.7%	0.4%
Kenneth W. Wall(16)	27,685	0.3%	0.2%

Non-Employee Directors
Raymond J. Land(10)	8,750	0.1%	0.0%
Kurt Briner(11)	87,290	0.8%	0.5%
William H. Camp(12)	—	—	—
Heinz Haller(13)	8,750	0.1%	0.0%
Taro Inaba(14)	—	—	—
Denis Lucquin(2)	3,201,205	29.9%	17.1%
Jorge Nogueira(15)	—	—	—
Executive officers and directors as a group (13 persons)	4,328,240	40.5%	23.1%

(1)	Includes 3,370,815 shares of common stock purchased by Naxamber S.A. Naxamber S.A.’s address is 40 boulevard Joseph II, L-1840 Luxembourg.
(2)	Includes 2,922,780 shares of common stock purchased by FCPR Sofinnova Capital VI and 278,425 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days of March 31, 2013. Mr. Lucquin is a member of our board of directors and a Managing Director of FCPR Sofinnova Capital VI. FCPR Sofinnova Capital VI’s address is Sofinnova Partners, 17 rue de Surène, 75008, Paris, France.
(3)	Includes 793,625 shares of common stock purchased by Mitsui, 499,940 shares of common stock purchased by MCVP Technology Fund I, LLC and 15,750 shares of common stock issuable upon the exercise of warrants issued to MCVP Technology Fund I, LLC that are exercisable within 60 days of March 31, 2013. Mitsui’s address is 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo 100-0004, Japan. MCVP Technology Fund I, LLC’s address is c/o Mitsui & Co. Global Investment, Inc., 200 Park Avenue, New York, NY 10166.
(4)	Includes 734,650 shares of common stock purchased by Siclanova S.A.S. Siclanova’s S.A.S.’s address is 2 rue Clément Ader, BP1017 51685 Reims Cedex, France.
(5)	Includes 2,345 shares of common stock purchased by Mr. Huc, options to purchase 273,770 shares of common stock exercisable upon completion of this offering or within 60 days of March 31, 2013 and 246,295 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of March 31, 2013. Mr. Huc’s address is c/o BioAmber Inc., 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.
(6)	Includes options to purchase 157,850 shares of common stock exercisable upon completion of this offering or within 60 days of March 31, 2013. Mr. Millis’ address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.
(7)	Mr. Ashworth’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.

(8)	Includes 6,720 shares of common stock purchased by Mr. Hartmann, options to purchase 101,185 shares of common stock exercisable upon completion of this offering or within 60 days of March 31, 2013 and 122,395 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of March 31, 2013. Mr. Hartmann’s address is c/o BioAmber Inc., 1250 Rene Levesque West, Suite 4110, Montreal, Quebec, Canada H3B 4W8.
(9)	Includes options to purchase 70,000 shares of common stock exercisable upon completion of this offering or within 60 days of March 31, 2013. Ms. Pettersen’s address is 13 Avenue Colonel Daumerie, 1150 Brussels, Belgium.
(10)	Mr. Land’s address is 325 Point Lobos Drive, Satellite Beach, FL 32937.
(11)	Includes options to purchase 45,500 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2013 and 41,790 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of March 31, 2013. Mr. Briner’s address is 10 Avenue de Grand Bretagne, 98000, Monaco.
(12)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder. Mr. Camp’s address is c/o Naxamber S.A., 40 boulevard Joseph II, L-1840 Luxembourg.
(13)	Includes options to purchase 8,750 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2013. Mr. Haller’s address is c/o Dow, 2030 Dow Center, Midland, MI 48674.
(14)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder. Mr. Inaba’s address is c/o Mitsui & Co., Ltd., 2-1, Ohtemachi 1-Chome, Chiyoda-ku, Tokyo 100-0004, Japan.
(15)	Although the director is a representative of one of our stockholders, the director has neither voting nor dispositive power over the shares held by such stockholder. Mr. Nogueira is a member of our board of directors and the Senior Vice President Business Unit Functional Chemicals of LANXESS Corporation. LANXESS Corporation’s address is 111 RIDC Park West Drive, Pittsburgh, PA 15275.
(16)	Includes options to purchase 27,685 shares of common stock that are exercisable upon completion of this offering or within 60 days of March 31, 2013. Mr. Wall’s address is c/o BioAmber Inc., 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447.

Description of Securities

The information in the Registration Statement under the caption “Description of Capital Stock” has been replaced in its entirety with the following:

DESCRIPTION OF SECURITIES

Upon the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, and there will be 18,412,815 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2013, we had approximately 158 record holders of our capital stock. In general, stockholders, may hold shares of common stock either in direct registered or in street name. Upon completion of this offering, options to purchase 2,072,000 shares of our common stock will be outstanding.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the closing of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock. The shares of common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Outstanding Warrants

As of December 31, 2012, warrants to purchase 474,950 shares of our common stock at an exercise price of $1.07, warrants to purchase 620,060 shares of our common stock at an exercise price of $1.43 per share, warrants to purchase 268,100 shares of our common stock at an exercise price of $5.74 per share, and warrants to purchase 94,745 shares of our common stock at an exercise price of $10.55 per share were outstanding. Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on a the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “—Registration Rights” below.

Warrants Being Issued in this Offering

The material terms and provisions of the warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of common stock purchase warrant, which will be filed as an exhibit to the registration statement, of which this prospectus is a part. You should review a copy of the form of common stock purchase warrant for a complete description of the terms and conditions applicable to the warrants.

Term. The warrants are exercisable beginning on the date of original issuance and at any time up to 5:30 P.M. on May     , 2016. The term can also be extended by us at our sole discretion.

Anti-Dilution Protection. The warrants contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. The terms of the warrants, including these anti- dilution protections, may make it difficult for us to raise additional capital at prevailing market terms in the future.

Exercise Price. The exercise price of the warrants is $11.00 per whole share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock, as well as the anti-dilution protection described above. The exercise price can also be lowered by us at our sole discretion.

Exercisability. Holders may exercise the warrants beginning on August     , 2013 and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise.

No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the warrant or round up to the next whole share.

Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Authorized Shares. During the period the warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the warrants upon the exercise of the warrants.

Exchange Listing. We do not plan on making an application to list the warrants on the NYSE or any other national securities exchange or nationally recognized trading system.

Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of BioAmber, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction in which the amount of the alternate consideration is less than the exercise price of the warrant, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within ninety (90) days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Waivers and Amendments. Any term of the warrants issued in the offering may be amended or waived with our written consent and the written consent of holders representing 66 2/3% of the shares of common stock issuable upon exercise of the warrants then outstanding. The foregoing notwithstanding, we may extend the termination date and reduce the exercise price without the consent of the holders.

Enforceability of Rights by Holders of Warrants. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Registration Rights

The holders of an aggregate of 8,486,415 shares of our common stock, including shares of common stock issuable upon exercise of warrants, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public. These shares are referred to as registrable securities. All of these rights are provided under the terms of our amended and restated shareholders’ agreement between us and the holders of these shares, and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights, in each case as described below.

Demand Registration Rights

At any time after 180 days from the effective date of this offering, subject to certain limitations, the holders of a majority of the registrable then outstanding (the “initiating holders”) have the right to demand that we file a registration statement covering the registration of at least 10% of the registrable securities then outstanding and having an aggregate price to the public of not less than $15.0 million. We will not be required to effect a registration if (1) we have effected three registrations that have been declared effective and have remained effective until the holders have completed the distribution related thereto, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the demand request from the holders and (3) the initiating holders propose to dispose of registrable securities that are immediately registrable on Form S-3 or Form F-3, as applicable.

Piggyback Registration Rights

Subject to certain limitations, if at any time we file a registration statement for a public offering of any of our securities, other than a registration statement relating to our employee benefit plan, a corporate reorganization or other transaction under Rule 145 of the Securities Act, the holders of registrable securities will have the right to include all or any part of their registrable securities in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement to an amount not below 20% of the total number of shares included in the registration statement.

Form S-3 and Form F-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3 or Form F-3, any holder or holders of registrable securities for which a Form S-3 or Form F-3 is available may require us to file such a registration statement having an aggregate price to the public of not less than $1.0 million. We are not obligated to file more than two Form S-3 or Form F-3 registration statements in any twelve-month period. In addition, we will not be obligated to effect a registration if (1) a Form S-3 or Form F-3, as applicable, is not available for such offering by the holder or holders, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the Form S-3 or Form F-3 demand request from the holder or holders and (3) with respect to a particular jurisdiction, we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Registration Expenses

We are generally required to bear the expenses of all registrations, including the expense of a single special counsel to the holders of each registration not to exceed $75,000 per registration. However, we will not be required to pay for underwriting discounts and commissions or expenses in connection with the exercise of demand and piggyback registration rights if the request is subsequently withdrawn by the holders of a majority of the registrable securities, subject to limited exceptions.

Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Adjournment of stockholders meetings. Our amended and restated by-laws give the presiding officer at the stockholders’ meeting the authority to reschedule or adjourn such meeting if: no quorum is present for the transaction of business; the board determines that an adjournment is necessary or appropriate to enable the stockholders to consider fully information which the board determines has not been made sufficiently or timely available to stockholders; or the board determines that adjournment is otherwise in the best interests of the company. This limit may lengthen the amount of time required to take stockholder actions.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, the exclusive jurisdiction of Delaware courts and the amendment of our amended and restated certificate of incorporation or our amended and restated by-laws must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Squeeze-Out Provisions

Section 253 of the Delaware General Corporation Law authorizes the board of directors of a Delaware corporation that owns 90% or more of each of the outstanding classes of stock of a subsidiary that are entitled to vote on a merger to merge the subsidiary into itself without any requirement for action to be taken by the board of directors or the stockholders of the subsidiary.

Exclusive Jurisdiction of Delaware Courts

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to the company or the company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated by-laws, or (4) any action asserting a claim against our company or any of our directors or officers governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

French Law Takeover Regulations

In the event we also list shares of our common stock on NYSE Euronext Paris, we expect to be subject to certain takeover regulations of the Autorité des marchés financiers, or the AMF, which is the securities regulatory authority in France. Pursuant to Article 231-1 of the AMF General Regulation, the AMF may apply its takeover rules, except for those governing standing market offers, buyout offers with squeeze-outs, and squeeze-outs, to takeovers for securities issued by companies such as ours whose registered offices are not in the European Economic Area.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Paying Agent

The paying agent, for purposes of any shares that trade on NYSE Euronext Paris in connection with our intended listing on that exchange, is BNP Paribas Securities Services.

Listing

Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “BIOA.” We also intend to list our common stock on the Professional Segment of NYSE Euronext Paris, or NYSE Euronext Paris under the symbol “BIOA.” If we list our common stock on NYSE Euronext Paris, our common stock may trade simultaneously in U.S. dollars on NYSE and in Euros on NYSE Euronext Paris. NYSE and NYSE Euronext Paris are part of the NYSE Euronext group. The intended dual listing of our common stock reflects our global focus and is intended to promote additional liquidity for our investors and provide greater access to our common stock among fund managers in Europe who may be required to invest in Euro-zone markets or currencies only. Our listing on NYSE Euronext Paris is on the Professional Segment of that market, which would be primarily restricted to qualified investors within the meaning of French law. An investor other than a qualified investor may also purchase our common stock on the Professional Segment of NYSE Euronext Paris under certain conditions.

Underwriting

The information in the Registration Statement under the caption “Underwriting” has been replaced in its entirety with the following:

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common stock and warrants being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock and warrants to purchase the number of shares of common stock issuable upon exercise of such warrants, in each case as indicated in the following table. Credit Suisse Securities (USA) LLC, Société Générale and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable Upon Exercise of Warrants to be Purchased
Credit Suisse Securities (USA) LLC
Société Générale
Barclays Capital Inc
Pacific Crest Securities LLC

Total	8,000,000	4,000,000

The underwriters are committed to take and pay for all of the common stock and warrants being offered, if any are taken, other than the common stock and warrants covered by the option described below unless and until this option is exercised.

If the underwriters sell more common stock and warrants than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares of our common stock and warrants to purchase up to 600,000 shares of our common stock from us. They may exercise that option for 30 days. If any shares of common stock and warrants are purchased pursuant to this option, the underwriters will severally purchase shares of common stock and warrants in approximately the same proportion as set forth in the table above.

The following table shows the per combination and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional shares of our common stock and warrants to purchase up to 600,000 shares of our common stock.

	Per Combination		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed to reimburse the underwriters for certain expenses, relating to clearing this offering with the Financial Industry Regulatory Authority, Inc., in an amount up to $50,000.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per combination from the initial public offering price. If all the shares of common stock and warrants are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC, Société Générale and Barclays Capital Inc. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price of the common stock and warrants will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the common stock and warrants, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on NYSE, where it will trade in U.S. dollars under the symbol “BIOA.” We intend to list our common stock on NYSE Euronext Paris. We do not intend to apply for listing of the warrants on any national securities exchange or other nationally recognized trading system.

In connection with the offering, the underwriters may purchase and sell shares of common stock and warrants in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE in U.S. dollars, in the over-the-counter market or otherwise.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares referred to in paragraphs (a) to (c) above shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EC.

France. No offering prospectus (including any amendment, supplement or replacement thereto) nor any other marketing material has been prepared in connection with the offering of the shares, has been filed with or approved by the French Autorité des marchés financiers, or AMF, or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the AMF. Notwithstanding the foregoing, a prospectus was submitted to the AMF in connection with the admission of our common stock for the potential listing and trading on the Professional Segment of NYSE Euronext Paris. This prospectus is not published in connection with and does not constitute an offer of securities by or on behalf of us. Each of the underwriters and the company represent, warrant and agree that it has not offered or sold and will not offer or sell, directly or indirectly, the shares to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to our common stock, and that such offers, sales and distributions have been and will only be made in France to persons licensed to provide the investment service of portfolio management for the accounts of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), qualified investors (investisseurs qualifiés) investing for their own account, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier, except that qualified investors shall not include individuals.

United Kingdom. Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong. The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan. The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.5 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: CREDIT SUISSE SECURITIES (USA) LLC, ONE MADISON AVENUE, NEW YORK, NY 10010, ATTENTION: PROSPECTUS DEPARTMENT, EMAILING NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM OR CALLING 1-800-221-1037.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.